Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Entertainment Editors:
     OWN: THE OPRAH WINFREY NETWORK COMES TO CANADA

     Corus Entertainment to launch OWN in early 2011

     TORONTO, Sept. 29 /CNW/ - Corus Entertainment (TSX:CJR.B) and OWN: The
Oprah Winfrey Network announced that they have finalized a licensing agreement that will enable Corus to add OWN to its portfolio of Canadian specialty services. OWN is set to launch in Canada in early 2011 following the U.S.
premiere January 1, 2011. OWN is a multi-platform media company designed to entertain, inform, and inspire people to live their best lives.
     "OWN is a perfect addition to our Women's portfolio of specialty channels, and Corus is proud to launch this highly-anticipated brand in
Canada," said Doug Murphy, President, Corus Television. "With a wide spectrum of great programming offerings and the addition of Oprah's Next Chapter later next year, OWN is going to be a must-have channel on the dial for Canadian audiences."
     "Corus has a great track record launching channels, and we're excited to join them in bringing OWN and Oprah Winfrey's vision to Canada," said
Christina Norman, Chief Executive Officer, OWN: The Oprah Winfrey Network.
     OWN will target adults 18 - 54 with a core of women 25 - 54 and explore issues that matter, from health and wellness, home and relationships to stories of strength and transformation. With over 1200 hours of original and acquired programming, series will include Rosie O'Donnell's return to daytime television with The Rosie O'Donnell Show, Behind the Scenes: The Oprah Show
Final Season, Oprah Presents: Master Class, In the Bedroom with Dr. Laura
Berman, The Miracle Detectives, and Oprah's Next Chapter.
     OWN will be available in Canada based on a licence agreement with OWN:
The Oprah Winfrey Network.

     About OWN: The Oprah Winfrey Network

     A joint venture between Harpo, Inc. and Discovery Communications, OWN:
The Oprah Winfrey Network is a multiplatform media company designed to entertain and inspire people to live their best lives. In the U.S.OWN will debut on January 1, 2011, in approximately 80 million homes on what is currently the Discovery Health Channel. The venture also will include the award-winning digital platform Oprah.com. For more information, please visit
www.oprah.com/own.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA,
Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press
and radio stations including CKNW, CFOX, CKOI, 98,5 FM, Q107 and 102.1 the
Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) exchange. Experience Corus on the web at
www.corusent.com.

     %SEDAR: 00013131E %CIK: 0001100868

     /For further information: Corus Entertainment: Lindsay Sutcliffe,
Manager, Communications, Corus Entertainment, (416) 479-6103,
lindsay.sutcliffe(at)corusent.com; Sally Tindal, Corus Entertainment, Director,
Communications, (416) 479-6107, sally.tindal(at)corusent.com; OWN: THE OPRAH
WINFREY NETWORK: Nicole Nichols, SVP, Communications & Strategy,
Nicole_Nichols(at)own.tv, (323) 602-5511/
     (CJREF CJR.B.)

CO:  Corus Entertainment Inc.; Oprah Winfrey Network; News - Media

CNW 09:15e 29-SEP-10